SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: August 14, 2023

Quarterly Securities Report

For the three months ended June 30, 2023

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On August 14, 2023, Sony Group Corporation (the “Company” or “Sony Group Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2023 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, and is not intended to update the information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I	Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2022 Restated	Three months ended June 30, 2023	Fiscal year ended March 31, 2023 Restated

Sales and financial services revenue	2,229,760	2,963,652	10,974,373

Operating income	364,865	253,042	1,302,389

Income before income taxes	349,278	276,034	1,274,496

Net income attributable to Sony Group Corporation’s stockholders	261,094	217,545	1,005,277

Comprehensive income attributable to Sony Group Corporation’s stockholders	439,546	443,428	1,087,289

Equity attributable to Sony Group Corporation’s stockholders	6,038,856	7,002,988	6,598,537

Total assets	29,536,835	32,860,017	31,154,095

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen)	211.16	176.26	813.53

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen)	209.66	175.67	809.85

Ratio of stockholders’ equity to total assets at end of the period (%)	20.4	21.3	21.2

Net cash provided by (used in) operating activities	(430,018)	(12,669)	314,691

Net cash used in investing activities	(315,057)	(198,647)	(1,052,664)

Net cash provided by (used in) financing activities	(29,977)	213,867	84,300

Cash and cash equivalents at end of the period	1,371,867	1,532,099	1,480,900

Notes:

1.	Sony’s condensed consolidated financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”).
2.	Share of profit (loss) of investments accounted for using the equity method is reported as a component of operating income.
3.	Ratio of stockholders’ equity to total assets is calculated by using equity attributable to the stockholders of the Company.
4.	Sony prepares condensed consolidated financial statements. Therefore parent-only selected financial data is not presented.
5.

Sony has applied IFRS 17 “Insurance Contracts” (“IFRS 17”) starting in the three months ended June 30, 2023. As a result of the application, Sony has reflected the cumulative effect of the standard change to selected consolidated financial data as of April 1, 2022, which is the transition date for IFRS 17. According to the effect of the adoption of IFRS 17, the selected consolidated financial data for the three months ended June 30, 2022 and the fiscal year ended March 31, 2023 have been restated in accordance with IFRS 17.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2023.

As of June 30, 2023, the Company had 1,647 subsidiaries and 156 affiliated companies, of which 1,617 companies are consolidated subsidiaries (including structured entities) of the Company. The Company has applied the equity accounting method for 142 associates and joint ventures.

II	State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2023. The revised risk factor below replaces the corresponding risk factor in the Form 20-F in its entirety. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 20, 2023

https://www.sec.gov/Archives/edgar/data/313838/000119312523169510/d433796d20f.htm

Sony’s success depends on the ability to recruit, retain and maintain productive relations with diverse people who embrace a challenging spirit and possess the ambition to grow.

In order to continue to create content, develop services, design, manufacture, market, and sell products, in increasingly competitive markets, Sony must attract, retain and maintain productive relations with key personnel, both internally and externally, who possess high levels of expertise and broad experience, including its executive team, other management professionals, creative talent, and hardware and software engineers. However, such key personnel are in high demand. In addition, business divestitures, restructuring or other transformation initiatives may lead to an unintended loss of experienced employees or know-how. Actual or threatened work slowdowns or stoppages related to unionized workers, particularly in the entertainment field, could lead to delayed releases or cost increases. For example, in the Pictures segment, the Writers Guild of America (WGA) and Screen Actors Guild – American Federation of Television and Radio Artists (SAG-AFTRA) went on strike in May and July 2023, respectively. These strikes have led to adverse effects such as release date changes for some theatrical releases in Motion Pictures and delays in deliveries of television series in Television Productions. Furthermore, in Japan, with a declining workforce due to the falling birthrate and aging population, intensifying competition among companies for specialized talent, and rising labor costs, it may become difficult to secure the necessary talent if Sony’s HR system is inadequate in its design and operations. If these incidents occur or if Sony is unable to attract, retain and maintain productive relations with employees with high levels of expertise and broad experience as well as key management professionals, Sony’s operating results and financial condition may be adversely affected.

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Sony has adopted IFRS 17 “Insurance Contracts” (“IFRS 17”) starting in the three months ended June, 2023 (“the current quarter”). Figures for the same quarter of the previous fiscal year and for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17. Please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 3. Summary of material accounting policies” for more details.

Sony has established three-year cumulative Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) as the most important financial performance indicator (Group KPI) in the Fourth Mid-Range Plan for the three fiscal years starting on April 1, 2021 and ending on March 31, 2024. Starting in the current quarter, Sony has decided to disclose the actual results for Adjusted EBITDA on a consolidated basis, which is the Group KPI, and Adjusted OIBDA (Operating Income Before Depreciation and Amortization) by segment.

All financial information is presented based on IFRS. “Sales and Financial Services revenue” (“sales”) in each business segment represents sales recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 4. Business segment information.”

Consolidated Financial Results

	(Yen in billions)
	Three months ended June 30
	2022 Restated	2023
Sales	2,229.8	2,963.7
Operating income	364.9	253.0
Income before income taxes	349.3	276.0
Net income attributable to Sony Group Corporation’s stockholders	261.1	217.5
Adjusted OIBDA *	488.9	396.1
Adjusted EBITDA *	496.9	406.2

*

Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Please refer to “Regarding Adjusted OIBDA and Adjusted EBITDA” below for more details, including the formulas and reconciliations for Adjusted OIBDA and Adjusted EBITDA (the same applies below).

Sales for the current quarter increased 733.9 billion yen compared to the same quarter of the previous fiscal year (“year-on-year”) to 2 trillion 963.7 billion yen. This significant increase was mainly due to significant increases in sales in the Financial Services, Game & Network Services (“G&NS”), Imaging & Sensing Solutions (“I&SS”) and Music segments.

Operating income in the current quarter decreased 111.8 billion yen year-on-year to 253.0 billion yen. This significant decrease was primarily due to significant decreases in operating income in the Financial Services and Pictures segments, partially offset by a significant increase in operating income in the Music segment.

Operating income for the current quarter included the following:

•	Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method: 6.0 billion yen (Music segment)

The share of profit (loss) of investments accounted for using the equity method in the current quarter, recorded within operating income, was income of 4.6 billion yen, essentially flat year-on-year.

The net effect of financial income and expenses was income of 23.0 billion yen, compared to an expense of 15.6 billion yen in the same quarter of the previous fiscal year. This improvement was primarily due to the recording of unrealized gains mainly on Sony’s shares of Spotify Technology S.A. in the current quarter, compared to the recording of unrealized losses on such shares in the same quarter of the previous fiscal year. For details, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 5. Financial instruments.”

Income before income taxes decreased 73.2 billion yen year-on-year to 276.0 billion yen.

During the current quarter, Sony recorded 58.1 billion yen of income tax expense, resulting in an effective tax rate of 21.1%, which was lower than the effective tax rate of 25.2% in the same period of the previous fiscal year. This lower tax rate was mainly due to the reversal of liabilities for uncertain tax positions, as well as the impact of a lower tax rate in Japan resulting mainly from the change in the rules for research and development credits.

Net income attributable to Sony Group Corporation’s stockholders decreased 43.5 billion yen year-on-year to 217.5 billion yen.

Adjusted OIBDA for the current quarter decreased 92.8 billion yen year-on-year to 396.1 billion yen. This decrease was mainly due to significant decreases in Adjusted OIBDA in the Financial Services and Pictures segments. Adjusted EBITDA for the current quarter decreased 90.6 billion yen year-on-year to 406.2 billion yen. This decrease was mainly due to the same factors affecting Adjusted OIBDA.

Operating performance by business segment for the current quarter is as follows:

Game & Network Services (G&NS)

Sales increased 167.8 billion yen year-on-year to 771.9 billion yen. This significant increase in sales was mainly due to an increase in sales of non-first-party titles including add-on content and an increase in sales of hardware, as well as the impact of foreign exchange rates. Operating income decreased 3.6 billion yen year-on-year to 49.2 billion yen. This decrease was primarily due to an increase in costs resulting mainly from the impact of acquisitions including Bungie, Inc.*, partially offset by the impact of the above-mentioned increase in sales of non-first-party titles. Adjusted OIBDA increased 5.7 billion yen year-on-year to 75.9 billion yen. This increase was mainly due to the impact of the above-mentioned increase in sales of non-first-party titles, partially offset primarily by the above-mentioned increase in costs (excluding an increase in depreciation and amortization expense).

*

The impact of acquisitions includes expenses associated with acquisitions from the fiscal year ended March 31, 2023 onward (the impact on operating income for the current quarter was 16.6 billion yen).

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Sales increased 50.2 billion yen year-on-year to 358.2 billion yen. This significant increase in sales was primarily due to an increase in revenues from paid subscription streaming services in Recorded Music and Music Publishing, as well as the impact of foreign exchange rates. Operating income significantly increased 12.4 billion yen year-on-year to 73.4 billion yen, primarily due to the impact of the above-mentioned increase in sales for Recorded Music and Music Publishing, as well as the 6.0 billion yen remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method and the positive impact of foreign exchange rates, partially offset by an increase in selling, general and administrative expenses. Adjusted OIBDA increased 8.2 billion yen year-on-year to 82.9 billion yen, mainly due to the same factors affecting operating income, excluding the impact of the above-mentioned remeasurement gain.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 21.0 billion yen, a 6% decrease year-on-year (a 12% decrease on a U.S. dollar basis), to 320.4 billion yen. This decrease on a U.S. dollar basis was primarily due to a decrease in deliveries of U.S. television series, as well as lower home entertainment and digital streaming service licensing revenues compared to the three months ended June 30, 2022, which benefitted from the contribution of several franchise films released theatrically in the fiscal year ended March 31, 2022. These decreases in sales were partially offset primarily by higher theatrical revenues. Operating income decreased 34.7 billion yen, a 68% decrease year-on-year (a 71% decrease on a U.S. dollar basis), to 16.0 billion yen. This significant decrease in operating income on a U.S. dollar basis was primarily due to the impact of the above-mentioned decrease in sales, as well as higher marketing costs in support of a greater number of theatrical releases in the current fiscal year. Adjusted OIBDA decreased by 33.4 billion yen, a 54% decrease year-on-year (a 57% decrease on a U.S. dollar basis), to 28.5 billion yen, primarily due to the same factors affecting operating income.

Entertainment, Technology & Services (ET&S)

Sales increased 19.5 billion yen year-on-year to 571.8 billion yen. This increase in sales was primarily due to the impact of foreign exchange rates as well as an increase in sales of digital cameras resulting from higher unit sales, partially offset by a decrease in sales of smartphones and televisions resulting from lower unit sales. Operating income increased 2.1 billion yen year-on-year to 55.6 billion yen, mainly due to reductions in operating costs for televisions, partially offset by the impact of the above-mentioned decrease in sales of smartphones. Adjusted OIBDA increased 3.9 billion yen year-on-year to 80.9 billion yen, primarily due to the same factors affecting operating income.

Imaging & Sensing Solutions (I&SS)

Sales increased 54.9 billion yen year-on-year to 292.7 billion yen. This significant increase in sales was mainly due to an increase in sales of image sensors for mobile products resulting from an improvement in product mix and an increase in unit sales, as well as the impact of foreign exchange rates. Operating income decreased 9.0 billion yen year-on-year to 12.7 billion yen. This decrease was mainly due to an increase in manufacturing costs, an increase in depreciation and amortization expenses, the impact of a decrease in sales of image sensors for industrial and social infrastructure as well as an increase in research and development expenses. These decreases in operating income were partially offset by the positive impact of foreign exchange rates and the impact of the above-mentioned increase in sales of image sensors for mobile products. Adjusted OIBDA increased 2.7 billion yen year-on-year to 70.0 billion yen, primarily due to the positive impact of foreign exchange rates and the impact of the above-mentioned increase in sales of image sensors for mobile products. These increases in Adjusted OIBDA were partially offset by the above-mentioned increase in manufacturing costs, the impact of a decrease in sales of image sensors for industrial and social infrastructure and an increase in research and development expenses.

Financial Services

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc., and Sony Bank Inc. The results of Sony Life discussed in the Financial Services segment differ from the results that SFGI and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 465.4 billion yen year-on-year to 681.4 billion yen, mainly due to a significant increase in revenue at Sony Life. Revenue at Sony Life increased 454.8 billion yen year-on-year to 622.3 billion yen, mainly due to an improvement in net gains and losses on investments in the separate accounts. Operating income significantly decreased 84.7 billion yen year-on-year to 54.5 billion yen. This significant decrease in operating income was mainly due to a significant decrease in operating income at Sony Life. Operating income at Sony Life decreased 87.5 billion yen year-on-year to 46.0 billion yen, due to the recording of profit resulting from changes in interest rates related to variable life insurance in the same period of the previous fiscal year and the recording of the gain from the sale of real estate in the same period of the previous year. Adjusted OIBDA decreased 84.2 billion yen year-on-year to 61.4 billion yen, primarily due to the same factors affecting operating income.

Regarding Adjusted OIBDA and Adjusted EBITDA

Sony believes that Adjusted OIBDA and Adjusted EBITDA are performance metrics suitable for the long-term management that Sony prioritizes. This is because (i) they represent the sustainable earnings power of the business as they do not include the effects of one-time gains and losses, (ii) they enable management to confirm that all the businesses of the Sony Group, including the Financial Services business, are expanding over the mid- to long-term through cycles of investment and return, and (iii) they are often used to calculate corporate value. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS.

Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula:

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets – the profit and loss amount that Sony deems non-recurring

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula:

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense – Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets – the profit and loss amount that Sony deems non-recurring

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the three months ended June 30, 2022 and 2023, respectively.

	(Yen in billions)
	Three months ended June 30
	2022 Restated	2023
Game & Network Services (G&NS)
Operating income	52.8	49.2
Depreciation and amortization expense *	17.5	26.7
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	70.2	75.9

Music
Operating income	61.0	73.4
Depreciation and amortization expense *	13.8	15.6
(Profit) / loss amount that Sony deems non-recurring **	-	(6.0)
Adjusted OIBDA	74.8	82.9

Pictures
Operating income	50.7	16.0
Depreciation and amortization expense *	11.2	12.5
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	61.8	28.5

Entertainment, Technology & Services (ET&S)
Operating income	53.6	55.6
Depreciation and amortization expense *	23.4	25.2
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	76.9	80.9

Imaging & Sensing Solutions (I&SS)
Operating income	21.7	12.7
Depreciation and amortization expense *	45.6	57.3
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	67.3	70.0

Financial Services
Operating income	139.2	54.5
Depreciation and amortization expense *	6.4	6.9
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	145.6	61.4

All Other, Corporate and elimination
Operating loss	(14.0)	(8.4)
Depreciation and amortization expense *	6.2	4.9
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	(7.8)	(3.5)

Consolidated
Operating income	364.9	253.0
Depreciation and amortization expense *	124.0	149.1
(Profit) / loss amount that Sony deems non-recurring **	-	(6.0)
Adjusted OIBDA	488.9	396.1

The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS to Adjusted EBITDA for the three months ended June 30, 2022 and 2023, respectively.

	(Yen in billions)
	Three months ended June 30
	2022 Restated	2023

Net income attributable to Sony Group Corporation’s stockholders	261.1	217.5
Net income attributable to noncontrolling interests	0.1	0.4
Income taxes	88.1	58.1
Interest expenses, net, recorded in Financial income and Financial expense	0.8	0.5
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	22.7	(13.4)
Depreciation and amortization expense *	124.0	149.1
(Profit) / loss amount that Sony deems non-recurring **	-	(6.0)

Adjusted EBITDA	496.9	406.2

*	Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
**

There were no items which Sony deemed non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the three months ended June 30, 2022. The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the three months ended June 30, 2023.

(Yen in billions)
Three months ended June 30, 2023
(Profit) / loss amount that Sony deems non-recurring
Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment)	(6.0)

Total	(6.0)

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Condensed Consolidated Financial Statements - 4. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 20, 2023. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2023, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 20, 2023

https://www.sec.gov/Archives/edgar/data/313838/000119312523169510/d433796d20f.htm

During the current quarter, the average rates of the yen were 137.0 yen against the U.S. dollar and 149.2 yen against the euro, which were 7.6 yen and 11.2 yen weaker year-on-year, respectively.

For the current quarter, sales were 2 trillion 963.7 billion yen, an increase of 33% year-on-year, while on a constant currency basis, sales increased approximately 28% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the Note below.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of the G&NS, ET&S and I&SS segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Yen in billions)
		Three months ended June 30		Impact of changes in foreign exchange rates
		2022	2023
G&NS	Sales	604.1	771.9	+40.6
	Operating income	52.8	49.2	+2.5
ET&S	Sales	552.3	571.8	+16.8
	Operating income	53.6	55.6	+1.4
I&SS	Sales	237.8	292.7	+23.2
	Operating income	21.7	12.7	+18.2

In addition, sales for the Music segment increased 16% year-on-year to 358.2 billion yen, an approximate 11% increase on a constant currency basis. In the Pictures segment, sales decreased 6% year-on-year to 320.4 billion yen, an approximate 12% decrease on a U.S. dollar basis. As most of the operations in the Financial Services segment are based in Japan, management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.

This information is not a substitute for Sony’s condensed consolidated financial statements measured in accordance with IFRS. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: During the current quarter, there was a net cash outflow of 12.7 billion yen used in operating activities, a decrease of 417.3 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 80.7 billion yen, a decrease of 86.8 billion yen year-on-year. This decrease was primarily due to a larger increase in trade payables and a decrease in trade receivables and contract assets compared to an increase in the same quarter of the previous fiscal year, partially offset by a larger increase in inventories.

The Financial Services segment had a net cash inflow of 118.1 billion yen, compared to a net cash outflow of 221.2 billion in the same quarter of the previous fiscal year. This change was mainly due to a year-on-year decrease in investments in the Financial Services segment.

Investing Activities: During the current quarter, Sony used 198.6 billion yen of net cash in investing activities, a decrease of 116.4 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 193.1 billion yen net cash outflow, a decrease of 114.9 billion yen year-on-year. This decrease was mainly due to an additional investment in Epic Games, Inc. and a payment related to the acquisition of Industrial Media in the same quarter of the previous fiscal year.

The Financial Services segment used 5.6 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: Net cash inflow from financing activities during the current quarter was 213.9 billion yen, compared to a net cash outflow of 30.0 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 216.5 billion yen net cash inflow, compared to a net cash outflow of 27.2 billion yen in the same quarter of the previous fiscal year. This change was mainly due to a year-on-year increase in the issuance of commercial paper as well as short-term bank borrowings.

In the Financial Services segment, there was a 52.7 billion yen net cash outflow, essentially flat year-on-year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of June 30, 2023 was 1 trillion 532.1 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 715.9 billion yen as of June 30, 2023, a decrease of 8.6 billion yen compared with the balance as of March 31, 2023, and a decrease of 39.2 billion yen compared with the balance as of June 30, 2022. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 816.2 billion yen as of June 30, 2023, an increase of 59.8 billion yen compared with the balance as of March 31, 2023, and an increase of 199.5 billion yen compared with the balance as of June 30, 2022.

*Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with IFRS, which Sony uses to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	Yen in millions
	Three months ended June 30

	Financial Services		Sony without Financial Services		Consolidated
	2022 Restated	2023	2022	2023	2022 Restated	2023

Cash flows from operating activities:
Income (loss) before income taxes	139,208	54,514	251,408	271,559	349,278	276,034
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	6,377	6,915	239,094	244,852	245,471	251,767
Other operating (income) expense, net	51	51	(2,776)	(8,793)	(2,725)	(8,742)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	21,197	(14,189)	21,197	(14,189)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(7,090)	(21,911)	(33,625)	13,650	(37,107)	(11,342)
(Increase) decrease in inventories	-	-	(176,257)	(283,152)	(176,257)	(283,152)
(Increase) decrease in investments and advances in the Financial Services segment	(338,551)	(560,038)	-	-	(338,551)	(560,038)
(Increase) decrease in content assets	-	-	(125,595)	(137,465)	(125,595)	(137,465)
Increase (decrease) in trade payables	(15,854)	(3,391)	12,505	174,965	(6,828)	174,512
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	9,181	561,732	-	-	9,181	561,732
Increase (decrease) in deposits from customers in the banking business	83,965	144,119	-	-	83,965	144,119
Increase (decrease) in borrowings in the life insurance business and the banking business	(102,932)	(54,691)	-	-	(102,932)	(54,691)
Increase (decrease) in taxes payable other than income taxes, net	14,333	27,995	(33,552)	(7,981)	(19,219)	20,014
Other	(9,847)	(37,230)	(319,841)	(334,115)	(329,896)	(371,228)

Net cash provided by (used in) operating activities	(221,159)	118,065	(167,442)	(80,669)	(430,018)	(12,669)

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(7,121)	(5,602)	(99,929)	(124,929)	(106,968)	(130,501)
Payments for investments and advances (other than Financial Services segment)	-	-	(146,838)	(21,319)	(146,838)	(21,319)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	3,645	4,410	3,645	4,410
Other	-	1	(64,896)	(51,238)	(64,896)	(51,237)

Net cash provided by (used in) investing activities	(7,121)	(5,601)	(308,018)	(193,076)	(315,057)	(198,647)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(2,757)	(2,671)	31,343	273,895	28,586	271,224
Dividends paid	(41,335)	(50,037)	(42,932)	(48,955)	(42,932)	(48,955)
Other	(1)	(1)	(15,630)	(8,399)	(15,631)	(8,402)

Net cash provided by (used in) financing activities	(44,093)	(52,709)	(27,219)	216,541	(29,977)	213,867

Effect of exchange rate changes on cash and cash equivalents	-	-	97,283	48,648	97,283	48,648

Net increase (decrease) in cash and cash equivalents	(272,373)	59,755	(405,396)	(8,556)	(677,769)	51,199
Cash and cash equivalents at beginning of the fiscal year	889,140	756,493	1,160,496	724,407	2,049,636	1,480,900

Cash and cash equivalents at end of the period	616,767	816,248	755,100	715,851	1,371,867	1,532,099

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 20, 2023. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 20, 2023

https://www.sec.gov/Archives/edgar/data/313838/000119312523169510/d433796d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as Research and Development in the Annual Report on Form 20-F filed with the SEC on June 20, 2023.

URL: The Annual Report on Form 20-F filed with the SEC on June 20, 2023

https://www.sec.gov/Archives/edgar/data/313838/000119312523169510/d433796d20f.htm

Research and development costs for the three months ended June 30, 2023 totaled 177.8 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

  Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 20, 2023. The changes are indicated by underlines below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 20, 2023

https://www.sec.gov/Archives/edgar/data/313838/000119312523169510/d433796d20f.htm

An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,166.3 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2023. There were no amounts outstanding under the CP programs as of March 31, 2023. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 673.4 billion yen in unused committed lines of credit, as of June 30, 2023. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3)    Material Contracts

There were no material contracts executed or determined to be executed during the three months ended June 30, 2023.

  Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 20, 2023. This disclosure does not correspond to or update Item 10.C of the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June  20, 2023

https://www.sec.gov/Archives/edgar/data/313838/000119312523169510/d433796d20f.htm

III	Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2023)	As of the filing date of the Quarterly Securities Report (August 14, 2023)
Common stock	1,261,081,781	1,261,081,781	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).

Total	1,261,081,781	1,261,081,781	—	—

Note:	The Company’s shares of common stock are listed on the Prime Section of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights (“SARs”)

①Description of Stock Option

Not applicable.

②Other Stock Acquisition Rights

Not applicable.

  Note for readers of this English translation:

  The above means that there was no issuance of SARs during the three months ended June 30, 2023.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From April 1 to June 30, 2023	—	1,261,082	—	880,365	—	1,094,058

v) Status of Major Shareholders

(As of June 30, 2023)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
The Master Trust Bank of Japan, Ltd. (Trust account) *1	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	222,684	18.04
Citibank as Depositary Bank for Depositary Receipt Holders *2 (Local Custodian: MUFG Bank, Ltd.)	388 Greenwich St., 14th fl., New York, NY 10013, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	118,083	9.57
Custody Bank of Japan, Ltd. (Trust account) *1	1-8-12, Harumi, Chuo-ku, Tokyo	77,684	6.29
State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	25,199	2.04
JP Morgan Chase Bank 385632 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	24,546	1.99
Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 NO (6-27-30, Shinjuku, Shinjuku-ku, Tokyo)	22,847	1.85
SSBTC Client Omnibus Account *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	One Lincoln Street, Boston MA USA 02111 (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	19,633	1.59
GIC Private Limited – C (Local Custodian: MUFG Bank, Ltd.)	168 Robinson Road #37-01 Capital Tower Singapore 068912 (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	17,830	1.44
JP Morgan Chase Bank 385781 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	16,840	1.36
The Bank of New York Mellon 140042 *3 (Local Custodian: Mizuho Bank, Ltd.)	240 Greenwich Street, New York, NY 10286, U.S.A (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	14,738	1.19
Total		560,085	45.38

Notes:

*1.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*2.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. These shareholders are also the nominees for these investors.

4.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of May 18, 2023 and reported that BlackRock Japan Co., Ltd. and 9 joint holders held shares of the Company as of May 15, 2023 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of June 30, 2023.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
BlackRock Japan Co., Ltd. and 9 Joint Holders	93,769	7.43

5.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of June 6, 2022 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 joint holder held shares of the Company as of May 31, 2022 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of June 30, 2023.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	82,189	6.52

6.

Nomura Asset Management Co., Ltd. filed its “Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of October 6, 2020 and reported that Nomura Asset Management Co., Ltd. and 3 joint holders held shares of the Company as of September 30, 2020 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of June 30, 2023.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,157	5.01

vi) Status of Voting Rights

1) Shares Issued

(As of June 30, 2023)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	26,858,500	—	—
Shares with full voting rights (Others)	1,232,477,700	12,324,777	—

Shares constituting less than one full unit	1,745,581	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,261,081,781	—	—
Total voting rights held by all shareholders	—	12,324,777	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 18,800 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 188 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of June 30, 2023)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Group Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	26,858,500	—	26,858,500	2.13
Total	—	26,858,500	—	26,858,500	2.13

 Notes:

1.

In addition to the 26,858,500 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

2.	Upon the disposal of treasury shares mainly due to the exercise of SARs from July 1, 2023 to July 31, 2023, the number of shares held decreased by 18 thousand shares.
3.	Upon the disposal of treasury shares as restricted stock compensation on July 14, 2023, the number of shares held decreased by 385 thousand shares.

Outline of the restricted stock disposed as compensation on July 14, 2023 is as follows:

•	Disposal Price: 13,160 yen per share
•	Allottees: 8 Outside Directors of the Company,

6 Corporate Executive Officers of the Company,

1 employee of the Company,

4 directors and officers of the subsidiaries of the Company,

4 employees of the subsidiaries of the Company.

(2)    Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2023 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV	Financial Statements

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1) Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position (Unaudited)

		Yen in millions
	Note	April 1, 2022 Restated	March 31, 2023 Restated	June 30, 2023
ASSETS
Current assets:
Cash and cash equivalents		2,049,636	1,480,900	1,532,099
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 94,147 million yen, 85,494 million yen and 98,474 million yen as of April 1, 2022, March 31, 2023 and June 30, 2023, respectively)	5	360,681	328,358	356,329
Trade and other receivables, and contract assets		1,621,629	1,770,948	1,891,298
Inventories		874,007	1,468,042	1,829,510
Other financial assets	5	149,301	110,950	197,196
Other current assets		428,522	563,334	669,220
Total current assets		5,483,776	5,722,532	6,475,652
Non-current assets:
Investments accounted for using the equity method		268,513	325,220	359,223
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 2,700,603 million yen, 2,427,446 million yen and 2,324,648 million yen as of April 1, 2022, March 31, 2023 and June 30, 2023, respectively)	5	18,251,612	18,237,761	18,669,354
Property, plant and equipment		1,113,213	1,344,864	1,378,300
Right-of-use assets		413,430	478,063	483,823
Goodwill		952,895	1,275,112	1,400,107
Content assets		1,342,046	1,561,882	1,758,548
Other intangible assets		450,103	563,842	580,101
Deferred tax assets		300,924	393,107	439,790
Other financial assets	5	696,306	832,344	864,815
Other non-current assets		379,137	419,368	450,304
Total non-current assets		24,168,179	25,431,563	26,384,365
Total assets		29,651,955	31,154,095	32,860,017

  (Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Financial Position (Unaudited) (Continued)

		Yen in millions
	Note	April 1, 2022 Restated	March 31, 2023 Restated	June 30, 2023
LIABILITIES
Current liabilities:
Short-term borrowings		1,976,553	1,914,934	2,166,112
Current portion of long-term debt	5	171,409	187,942	179,629
Trade and other payables		1,843,338	1,866,101	2,122,057
Deposits from customers in the banking business		2,886,361	3,163,237	3,297,378
Income taxes payables		105,437	154,543	142,510
Participation and residual liabilities in the Pictures segment		190,162	230,223	248,500
Other financial liabilities	5	127,079	108,049	146,398
Other current liabilities		1,465,326	1,693,380	1,651,835
Total current liabilities		8,765,665	9,318,409	9,954,419
Non-current liabilities:
Long-term debt	5	1,203,646	1,767,696	1,807,171
Defined benefit liabilities		254,548	236,121	242,620
Deferred tax liabilities		120,582	117,621	138,210
Insurance contract liabilities	6	13,042,875	12,364,973	12,888,235
Participation and residual liabilities in the Pictures segment		220,113	192,952	206,077
Other financial liabilities	5	231,463	371,580	397,418
Other non-current liabilities		106,481	127,593	147,289
Total non-current liabilities		15,179,708	15,178,536	15,827,020
Total liabilities		23,945,373	24,496,945	25,781,439
EQUITY
Sony Group Corporation’s stockholders’ equity:	7
Common stock		880,365	880,365	880,365
Additional paid-in capital		1,461,053	1,463,807	1,479,902
Retained earnings		4,170,417	5,092,442	5,261,615
Accumulated other comprehensive income		(677,989)	(614,570)	(389,839)
Treasury stock, at cost		(180,042)	(223,507)	(229,055)
Equity attributable to Sony Group Corporation’s stockholders		5,653,804	6,598,537	7,002,988
Noncontrolling interests		52,778	58,613	75,590
Total equity		5,706,582	6,657,150	7,078,578
Total liabilities and equity		29,651,955	31,154,095	32,860,017

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Income (Unaudited)

		Yen in millions
		Three months ended June 30
	Note	2022 Restated	2023
Sales and financial services revenue:	8
Sales		2,016,037	2,284,543
Financial services revenue	6
Insurance revenue		135,570	142,750
Other financial services revenue		78,153	536,359
Total financial services revenue		213,723	679,109
Total sales and financial services revenue		2,229,760	2,963,652
Costs and expenses:
Cost of sales		1,391,667	1,624,510
Selling, general and administrative		406,766	474,939
Financial services expenses	6
Insurance service expenses		89,506	97,366
Insurance finance expenses (income)		(38,185)	489,352
Other financial services expenses		23,143	37,825
Total financial services expenses		74,464	624,543
Other operating (income) expense, net		(2,725)	(8,742)
Total costs and expenses		1,870,172	2,715,250
Share of profit (loss) of investments accounted for using the equity method		5,277	4,640
Operating income		364,865	253,042
Financial income		14,382	31,912
Financial expenses		29,969	8,920
Income before income taxes		349,278	276,034
Income taxes		88,074	58,092
Net income		261,204	217,942
Net income attributable to
Sony Group Corporation’s stockholders		261,094	217,545
Noncontrolling interests		110	397

		Yen
		Three months ended June 30
	Note	2022 Restated	2023
Per share data:	9
Net income attributable to Sony Group Corporation’s stockholders
– Basic		211.16	176.26
– Diluted		209.66	175.67

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Yen in millions
		Three months ended June 30
	Note	2022 Restated	2023
Net income		261,204	217,942
Other comprehensive income, net of tax —	7
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		(2,118)	(6,917)
Remeasurement of defined benefit pension plans		116	(425)
Share of other comprehensive income of investments accounted for using the equity method		208	139
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		(571,849)	(72,542)
Cash flow hedges		(1,117)	(2,230)
Insurance finance income (expenses)		506,715	20,517
Exchange differences on translating foreign operations		247,333	285,771
Share of other comprehensive income of investments accounted for using the equity method		2,679	3,150
Other		(76)	54
Total other comprehensive income, net of tax		181,891	227,517
Comprehensive income		443,095	445,459
Comprehensive income attributable to
Sony Group Corporation’s stockholders		439,546	443,428
Noncontrolling interests		3,549	2,031

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022		880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Cumulative effects of the application of new accounting standards	3	-	-	409,654	(1,900,321)	-	(1,490,667)	-	(1,490,667)
Restated balance at April 1, 2022		880,365	1,461,053	4,170,417	(677,989)	(180,042)	5,653,804	52,778	5,706,582
Comprehensive income (restated):
Net income				261,094			261,094	110	261,204
Other comprehensive income, net of tax	7				178,452		178,452	3,439	181,891
Total comprehensive income (restated)				261,094	178,452		439,546	3,549	443,095
Transfer to retained earnings				116	(116)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights			(1)	(8)		943	934		934
Conversion of convertible bonds			(125)	(1,191)		3,775	2,459		2,459
Stock-based compensation			2,493				2,493		2,493
Dividends declared				(43,295)			(43,295)	(4,219)	(47,514)
Purchase of treasury stock						(12,805)	(12,805)		(12,805)
Reissuance of treasury stock			1			2	3		3
Transactions with noncontrolling interests shareholders and other			(4,283)				(4,283)	2,257	(2,026)
Restated balance at June 30, 2022		880,365	1,459,138	4,387,133	(499,653)	(188,127)	6,038,856	54,365	6,093,221

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023		880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income				217,545			217,545	397	217,942
Other comprehensive income, net of tax	7				225,883		225,883	1,634	227,517
Total comprehensive income				217,545	225,883		443,428	2,031	445,459
Transfer to retained earnings				1,152	(1,152)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights			(1)	(144)		4,600	4,455		4,455
Stock-based compensation			3,127				3,127		3,127
Dividends declared				(49,380)			(49,380)	(1,604)	(50,984)
Purchase of treasury stock						(10,150)	(10,150)		(10,150)
Reissuance of treasury stock			1			2	3		3
Transactions with noncontrolling interests shareholders and other			12,968				12,968	16,550	29,518
Balance at June 30, 2023		880,365	1,479,902	5,261,615	(389,839)	(229,055)	7,002,988	75,590	7,078,578

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

		Yen in millions
		Three months ended June 30
	Note	2022 Restated	2023
Cash flows from operating activities:
Income before income taxes		349,278	276,034
Adjustments to reconcile income before income taxes to net cash used in operating activities:
Depreciation and amortization, including amortization of contract costs		245,471	251,767
Other operating (income) expense, net		(2,725)	(8,742)
(Gain) loss on securities, net (other than Financial Services segment)		21,197	(14,189)
Share of (profit) loss of investments accounted for using the equity method, net of dividends		(145)	2,275
Changes in assets and liabilities:
Increase in trade receivables and contract assets		(37,107)	(11,342)
Increase in inventories		(176,257)	(283,152)
Increase in investments and advances in the Financial Services segment		(338,551)	(560,038)
Increase in content assets		(125,595)	(137,465)
Increase (decrease) in trade payables		(6,828)	174,512
Increase in insurance contract liabilities, net of insurance contract assets	6	9,181	561,732
Increase in deposits from customers in the banking business		83,965	144,119
Decrease in borrowings in the life insurance business and the banking business		(102,932)	(54,691)
Increase (decrease) in taxes payable other than income taxes, net		(19,219)	20,014
(Increase) decrease in other financial assets and other current assets		1,358	(34,283)
Decrease in other financial liabilities and other current liabilities		(169,890)	(130,303)
Income taxes paid		(65,398)	(121,147)
Other		(95,821)	(87,770)
Net cash used in operating activities		(430,018)	(12,669)

(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited) (Continued)

		Yen in millions
		Three months ended June 30
	Note	2022 Restated	2023
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(106,968)	(130,501)
Proceeds from sales of property, plant and equipment and other intangible assets		2,372	6,235
Payments for investments and advances (other than Financial Services segment)		(146,838)	(21,319)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)		3,645	4,410
Payments for purchases of businesses		(44,605)	(59,480)
Other		(22,663)	2,008
Net cash used in investing activities		(315,057)	(198,647)
Cash flows from financing activities:
Increase in short-term borrowings, net		48,013	294,039
Proceeds from issuance of long-term debt		5,955	5,599
Payments of long-term debt		(25,382)	(28,414)
Dividends paid		(42,932)	(48,955)
Payments for purchases of treasury stock		(12,805)	(10,150)
Other		(2,826)	1,748
Net cash provided by (used in) financing activities		(29,977)	213,867
Effect of exchange rate changes on cash and cash equivalents		97,283	48,648
Net increase (decrease) in cash and cash equivalents		(677,769)	51,199
Cash and cash equivalents at beginning of the fiscal year		2,049,636	1,480,900
Cash and cash equivalents at end of the period		1,371,867	1,532,099

  The accompanying notes are an integral part of these statements.

Index to Notes to Condensed Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

Sony Group Corporation and Consolidated Subsidiaries

1.	Reporting entity

Sony Group Corporation is a public company domiciled in Japan. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles and game applications. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television networks and direct-to-consumer (“DTC”) streaming services. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance businesses through its Japanese insurance subsidiaries and banking business through a Japanese internet-based banking subsidiary.

2.	Basis of preparation

Compliance with International Financial Reporting Standards (“IFRS”)

The condensed consolidated financial statements of Sony have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting,” as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2023, since the condensed consolidated financial statements do not contain all the information required in the annual consolidated financial statements.

Approval of condensed consolidated financial statements

The condensed consolidated financial statements were approved by Kenichiro Yoshida, Chairman and Chief Executive Officer and Representative Corporate Executive Officer and Hiroki Totoki, President, Chief Operating Officer and Chief Financial Officer and Representative Corporate Executive Officer on August 14, 2023.

Functional currency and presentation currency

The condensed consolidated financial statements have been presented in Japanese yen, which is the functional currency of Sony Group Corporation. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen.

Use of estimates and judgments

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions. These estimates and assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated financial statements are prepared based on the same judgements, estimates and assumptions as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2023 except for significant judgments and estimates for insurance contracts in the Financial Services segment as described in Note 6.

Change in presentation

Condensed Consolidated Statements of Cash Flows

Certain reclassifications of the condensed consolidated statements of cash flows for the three months ended June 30, 2022 have been made to conform to the presentation for the three months ended June 30, 2023.

3.	Summary of material accounting policies

The condensed consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2023, except as described in “Newly adopted accounting standards and interpretations” below. Income taxes are recognized in each interim period based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

Newly adopted accounting standards and interpretations

Sony adopted the following accounting standards and interpretations from the fiscal year ending March 31, 2024:

IFRS 17 “Insurance Contracts”

The IASB issued IFRS 17 “Insurance Contracts” (“IFRS 17”) in May 2017 and Amendments to IFRS 17 in June 2020 and December 2021. IFRS 17 replaces IFRS 4 “Insurance Contracts” (“IFRS 4”) and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. IFRS 17 provides a general model, supplemented by a specific approach for contracts with direct participation features (the variable fee approach), and a simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 was effective for Sony as of April 1, 2023. In the condensed consolidated statements of financial position, insurance-related accounts, which were primarily presented as future insurance policy benefits and other, policyholders’ account in the life insurance business, and deferred insurance acquisition costs under IFRS 4, are primarily presented as insurance contract liabilities in accordance with IFRS 17. While future insurance policy benefits under IFRS 4 were mainly measured using the assumptions determined at initial recognition, insurance contract liabilities under IFRS 17 are remeasured using the current assumptions as of each reporting date. In addition, while deferred insurance acquisition costs were recognized as an asset separately from future insurance policy benefits under IFRS 4, after applying IFRS 17, such costs are included in the measurement of insurance contract liabilities, to the extent they are within the scope of fulfillment cashflows. As a result, the effect of adopting IFRS 17 on Sony’s total equity as of April 1, 2022, the transition date for IFRS 17, was a decrease of approximately 1.5 trillion yen, which consisted of an increase of approximately 0.4 trillion yen of retained earnings and a decrease of approximately 1.9 trillion yen of accumulated other comprehensive income, mainly due to the effect of the changes in the discount rate used in measuring insurance contract liabilities and other measurement method differences between IFRS 4 and IFRS 17. The financial services revenue, after applying IFRS 17, is separately presented as insurance revenue and other financial services revenue in the condensed consolidated statements of income. The insurance revenue differs from insurance premium revenue under IFRS 4 mainly because the insurance revenue excludes any investment components that are deposits.

Sony has retrospectively applied changes in accounting policies resulting from the adoption of IFRS 17 unless it was impracticable. Sony applied the modified retrospective approach, which uses reasonable and supportable information, or the fair value approach, which uses the fair value as of April 1, 2022, the transition date for IFRS 17, to identify, recognize and measure certain groups of insurance contracts as of the transition date for IFRS 17 (see Note 6), for which it was impracticable to apply the full retrospective approach. Therefore, Sony has restated the condensed consolidated financial statements for comparative periods and the condensed consolidated statement of financial position as of April 1, 2022 on the basis of the retrospective application of IFRS 17.

Sony has applied the transition provisions in IFRS 17 and has not disclosed the impact of the retrospective application of IFRS 17 on each financial statement line item and earnings per share. The effects of the retrospective application of IFRS 17 on Sony’s total equity as of April 1, 2022 are presented in the condensed consolidated statements of changes in stockholders’ equity.

As a result of the adoption of IFRS 17, the accounting policies for insurance contracts applied in the consolidated financial statements for the previous fiscal year (refer to the Form 20-F for the fiscal year ended March 31, 2023) have been changed. The accounting policies for insurance contracts after the adoption of IFRS 17 are as follows.

Insurance contract liabilities -

i)	Definition and classification of insurance contracts

Sony defines insurance contracts as the contracts under which Sony accepts significant insurance risk by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. In making this assessment, all substantive rights and obligations, including those arising from laws and regulations, are considered on a contract-by-contract basis. Sony uses judgment in assessing whether there is a scenario with commercial substance in which there is the possibility of a loss on a present value basis and whether the accepted insurance risk is significant. Contracts that have a legal form of an insurance contract but do not transfer significant insurance risk to Sony are classified as investment contracts and accounted for as financial liabilities.

Insurance contracts that Sony underwrites in the life insurance business, which is included in the Financial Services segment, mainly consist of whole life, term life, disease and health insurance, variable life insurance, and individual variable annuity contracts. Sony classifies certain variable life insurance and individual variable annuity contracts as insurance contracts with direct participation features, if they meet all of the following conditions on initial recognition:

-	the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;

-	Sony expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and

-	Sony expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in the fair value of the underlying items.

All other insurance contracts are classified as insurance contracts without direct participation features.

ii)	Aggregation of insurance contracts

In measuring insurance contracts, Sony aggregates the insurance contracts into groups. Each group of insurance contracts is determined by identifying portfolios of insurance contracts. Each portfolio is comprised of contracts that are subject to similar risks and are managed together, and Sony divides each portfolio by each quarterly accounting period (to which the issue date of the insurance contracts belongs). The portfolios are then classified into one of the following three groups based on the profitability of contracts:

-	any contracts that are onerous on initial recognition;

-	any contracts that, on initial recognition, have no significant possibility of becoming onerous subsequently; and

-	any remaining contracts.

iii)	Recognition and derecognition of insurance contracts

A group of insurance contracts issued by Sony is recognized from the earliest of:

-	the beginning of the coverage period of the group of insurance contracts;

-	when the first payment from the policyholder in the group of insurance contracts becomes due; and

-	when facts and circumstances indicate that the group of insurance contracts is onerous.

If there is no contractual due date, the due date is considered as the day when the first payment is received from the policyholder.

In addition, only contracts that individually meet the recognition criteria by the end of the reporting period are included in the groups. When contracts individually meet the recognition criteria after the end of the reporting period, they are added to the groups in the reporting period in which they meet the recognition criteria. Composition of the groups is not reassessed in subsequent periods.

Insurance acquisition cash flows are allocated to groups of insurance contracts using a systematic and rational method and considering, in an unbiased way, all reasonable and supportable information that is available without undue cost or effort. If insurance acquisition cash flows are directly attributable to a group of insurance contracts, they are allocated to that group. If insurance acquisition cash flows are directly attributable to a portfolio but not to a group of insurance contracts, then they are allocated to the groups in that portfolio using a systematic and rational method.

Sony derecognizes an insurance contract when it is extinguished, i.e., when the obligation specified in the insurance contract expires or is discharged or canceled. When an insurance contract is derecognized, Sony:

-	adjusts the fulfillment cash flows allocated to the group of insurance contracts to eliminate those relating to the derecognized rights and obligations;

-	adjusts the contractual service margin (“CSM”) of the group of insurance contracts for the change in the fulfillment cash flows; and

-	adjusts the number of coverage units expected for the remaining insurance contract services to reflect the number of coverage units derecognized from the group of insurance contracts.

iv)	Contract boundaries

In measuring groups of insurance contracts, Sony includes all of the future cash flows within the boundary of each contract in the group. Cash flows are within the contract boundary if they arise from substantive rights and obligations that exist during the reporting period in which the policyholder is obliged to pay premiums or Sony has a substantive obligation to provide services (including insurance coverage and any investment services).

A substantive obligation to provide services ends when Sony:

(a)	has the practical ability to reassess the risks of the particular policyholder and can set a price or level of benefits that fully reflects those reassessed risks; or

(b)

has the practical ability to reassess the risks of the portfolio that contains the contract and can set a price or level of benefits that fully reflects the risks of that portfolio, and the pricing of the premiums up to the reassessment date does not take into account risks that relate to periods after the reassessment date.

For cash flows arising during the period after the renewal of the insurance contract with automatic renewal clauses Sony assesses the insurance contract boundaries and determines that they are within the existing contract boundaries when Sony does not have the above practical ability to reassess the risks.

v)	Initial measurement of insurance contracts not measured under the premium allocation approach (“PAA”)

On initial recognition, Sony measures a group of insurance contracts as the total of the following:

(a)	Fulfillment cash flows

The fulfillment cash flows of the groups of insurance contracts consist of estimates of the future cash flows and risk adjustments for non-financial risk. The estimates of the future cash flows are adjusted to reflect the time value of money and the associated financial risks, and do not reflect Sony’s non-performance risk. The discount rates reflect the characteristics of the cash flows arising from the groups of insurance contracts, including timing, currency and liquidity of cash flows. The determination of the discount rate that reflects the characteristics of the cash flows and liquidity characteristics of the insurance contracts involves significant estimation. The risk adjustment for non-financial risk, determined separately from the other estimates, is designed to reflect the compensation required for bearing uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

(b)	CSM

The CSM of a group of insurance contracts represents the unearned profit that Sony will recognize as it provides insurance contract services under those contracts.

vi)	Subsequent measurement of insurance contracts not measured under the PAA

The carrying amount of a group of insurance contracts at each reporting date is the sum of the liability for incurred claims and the liability for remaining coverage. The liability for incurred claims comprises the fulfillment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The liability for remaining coverage comprises the items described below.

(a)	Fulfillment cash flows

The fulfillment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, current discount rates and current estimates of the risk adjustment for non-financial risk.

(b)	CSM

The carrying amount of the CSM of contracts without direct participation features at each reporting date is the carrying amount at the beginning of the fiscal year, adjusted for the following items (among these, (2), (3)1, (3)2, and (3)4 are measured using the discount rate determined at initial recognition (locked-in discount rate)):

(1)	the effect of any new contracts that are added to the group during the current period;

(2)	the interest accreted on the carrying amount of the CSM during the current period;

(3)	the changes in fulfillment cash flows relating to future service including the following items:

1.

experience adjustments arising from premiums received in the current period that relate to future services (including those for related cash flows such as insurance acquisition cash flows and premium-based taxes);

2.	changes in estimates of the present value of future cash flows in the liability for remaining coverage (excluding the effect of the time value of money, financial risk and changes therein);

3.	differences between any investment component expected to become payable in the current period and the actual investment component that becomes payable in the current period; and

4.	changes in the risk adjustment for non-financial risk that relate to future services;

(4)	the effect of any currency exchange differences; and

(5)	the amount recognized as insurance revenue for insurance contract services provided during the current period, which is determined after all other adjustments above.

The carrying amount of the CSM of contracts with direct participation features at each reporting date is the carrying amount at the beginning of the fiscal year, adjusted for the following items:

(1)	the effect of any new contracts that are added to the group during the current period;

(2)	the changes in Sony’s share of the fair value of the underlying items;

(3)	the changes in the fulfillment cash flows that do not vary based on the returns of underlying items including the following items;

1.	changes in the effect of the time value of money and financial risks including the effect of financial guarantees;

2.

experience adjustments arising from premiums received in the current period that relate to future services (including those for related cash flows such as insurance acquisition cash flows and premium-based taxes);

3.	changes in estimates of the present value of future cash flows in the liability for remaining coverage (excluding the effect of the time value of money, financial risk and changes therein);

4.	differences between any investment component expected to become payable in the current period and the actual investment component that becomes payable in the current period; and

5.	changes in the risk adjustment for non-financial risk that relate to future services;

(4)	the effect of any currency exchange differences; and

(5)	the amount recognized as insurance revenue for insurance contract services provided during the current period, which is determined after all other adjustments above.

Sony has selected an accounting policy to update accounting estimates related to insurance contracts made in the previous interim consolidated financial statements in the subsequent annual and interim consolidated financial statements and to measure the annual results using the year-to-date approach.

Changes in the fulfillment cash flows that relate to current or past services are recognized as profit or loss. Changes in the fulfillment cash flows that relate to future services are adjusted to the extent of the CSM carrying amount as follows:

-

when an increase in the fulfillment cash flows exceeds the carrying amount of the CSM, the CSM is reduced to zero and the excess is recognized as insurance service expenses and such excess is recorded as a loss component of the liability for the remaining coverage;

-	when the CSM is zero, changes in the fulfillment cash flows adjust the loss component within the liability for remaining coverage with correspondence to insurance service expenses; and

-	the excess of any decrease in the fulfillment cash flows over the loss component reduces the loss component to zero and reinstates the CSM.

When a loss component exists, Sony allocates the following items between the loss component and the remaining component of the liability for the remaining coverage for the respective group of insurance contracts, based on the ratio of the loss component to the fulfillment cash flows relating to the expected future cash outflows:

(1)	expected incurred claims and other directly attributable expenses for the period;

(2)	changes in the risk adjustment for non-financial risk for the risk expired; and

(3)	finance income (expenses) from insurance contracts issued.

The amounts of loss component allocation in (1) and (2) above reduce the respective components of insurance revenue and are reflected in insurance service expenses.

vii)	Application of the PAA

For certain insurance contracts in a group with a coverage period of one year or less at initial recognition, Sony uses the PAA to simplify the measurement of the group of insurance contracts.

Under the PAA, on initial recognition of each group of insurance contracts, the carrying amount of the liability for remaining coverage is measured at the premiums received on initial recognition, minus any insurance acquisition cash flows allocated to the group at the date of the receipt of the premiums. Sony amortizes insurance acquisition cash flows over the coverage period of the group of insurance contracts.

Subsequently, the carrying amount of the liability for remaining coverage is increased by any premiums received and the amortization of insurance acquisition cash flows recognized as expenses, and decreased by the amount recognized as insurance revenue for services provided and any additional insurance acquisition cash flows allocated after initial recognition.

viii)	Presentation

Portfolios of insurance contracts that are assets and those that are liabilities are presented separately in the condensed consolidated statements of financial position. If no insured event has occurred and the surrender option has not been exercised as of the reporting date, the insurance contract liabilities are classified as non-current liabilities. However, if an insured event occurs or the surrender option is exercised, Sony loses its rights to postpone the payment of these liabilities. In this case, the insurance contract liabilities are classified as current liabilities, as they are due to be settled within 12 months after the end of the reporting period.

Sony disaggregates amounts recognized in the condensed consolidated statements of income and the condensed consolidated statements of comprehensive income into insurance revenue and insurance service expenses (collectively referred to as the “insurance service result”), and insurance finance income or expenses. Sony does not disaggregate changes in the risk adjustment for non-financial risk between the insurance service result and insurance finance income or expenses and includes them in the insurance service result.

(a)	Insurance revenue

Insurance revenue excludes any investment components and is recognized as follows:

(1)	Contracts not measured under the PAA

Sony recognizes insurance revenue as it provides insurance contract services. For contracts not measured under the PAA, the insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which Sony expects to receive consideration, and primarily comprises the following items:

-	a release of the CSM, measured based on coverage units provided during the current period;

-	changes in the risk adjustment for non-financial risk relating to current services;

-	claims and other insurance service expenses incurred during the current period, measured at the amounts expected at the beginning of the current period; and

-	allocation of the amount of insurance acquisition cash flows in a systematic way based on the passage of time.

The release amount of the CSM of a group of insurance contracts that is recognized as insurance revenue in each period is determined by identifying the coverage units in the group and recognizing in profit or loss the amount of the CSM allocated to the coverage units provided during the current period. The number of coverage units is the quantity of services provided based on the insurance contracts in the group, determined by considering the quantity of benefits to be provided by each insurance contract in the group and the expected coverage period.

Services provided based on insurance contracts include insurance coverage and, for all direct participating contracts, investment related services for managing underlying items on behalf of policyholders. Insurance contracts other than direct participating contracts include investment return services for generating an investment return for the policyholder.

(2)	Contracts measured under the PAA

For contracts measured under the PAA, the insurance revenue for each period is the amount of expected premium receipts for providing services during the period. Sony allocates the expected premium receipts to each period based mainly on the passage of time.

(b)	Insurance service expenses

Insurance service expenses comprise the following items:

(1)	incurred claims and benefits excluding investment components and reduced by the loss component allocation;

(2)	other incurred and directly attributable insurance service expenses (reduced by the loss component allocation);

(3)	amortization of insurance acquisition cash flows;

(4)	changes that relate to past services (e.g., changes in the fulfillment cash flows relating to the liability for incurred claims; and

(5)	changes that relate to future services (e.g., losses on onerous insurance contracts and reversal of those losses arising from changes in the loss components).

For contracts not measured under the PAA, amortization of insurance acquisition cash flows is reflected in insurance service expenses in the same amount as insurance acquisition cash flows recovery reflected within insurance revenue as described above.

(c)	Insurance finance income or expenses

Insurance finance income or expenses comprise changes in the carrying amounts of groups of insurance contracts arising from the effects of the time value of money, financial risk and changes therein. Sony has chosen to disaggregate insurance finance income or expenses between profit or loss and other comprehensive income for contracts without direct participation features, excluding certain variable life insurance and individual variable annuity contracts. The amount included in profit or loss is determined by a systematic allocation of the expected total insurance finance income or expenses over the duration of the group of insurance contracts. The amount of systematic allocation is determined using the discount rates determined on initial recognition of the group of insurance contracts. As a result of this systematic allocation, the total amounts recognized in other comprehensive income is equal to zero over the duration of the group of insurance contracts. In addition, the cumulative amount recognized in other comprehensive income at any point in time is the difference between the carrying amount of the group of insurance contracts and the amount measured by this systematic allocation.

For contracts with direct participation features, the insurance finance income or expenses include changes in the value of underlying items (excluding additional premium payments and withdrawals), all of which are recognized in profit or loss.

4.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating income or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman and Chief Executive Officer.

The Game & Network Services (“G&NS”) segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Entertainment, Technology & Services (“ET&S”) segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The Imaging & Sensing Solutions (“I&SS”) segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Segment sales and financial services revenue:

	Yen in millions
	Three months ended June 30
	2022 Restated	2023
Sales and financial services revenue:
Game & Network Services -
Customers	588,461	755,003
Intersegment	15,655	16,877

Total	604,116	771,880
Music -
Customers	305,353	355,756
Intersegment	2,717	2,473

Total	308,070	358,229
Pictures -
Customers	341,247	320,178
Intersegment	130	188

Total	341,377	320,366
Entertainment, Technology & Services -
Customers	543,906	563,292
Intersegment	8,404	8,491

Total	552,310	571,783
Imaging & Sensing Solutions -
Customers	219,223	270,476
Intersegment	18,619	22,264

Total	237,842	292,740
Financial Services -
Customers	213,723	679,109
Intersegment	2,299	2,302

Total	216,022	681,411
All Other -
Customers	15,557	16,402
Intersegment	3,777	3,091

Total	19,334	19,493
Corporate and elimination	(49,311)	(52,250)

Consolidated total	2,229,760	2,963,652

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss):

	Yen in millions
	Three months ended June 30
	2022 Restated	2023
Operating income (loss):
Game & Network Services	52,762	49,160
Music	60,973	73,380
Pictures	50,655	15,971
Entertainment, Technology & Services	53,568	55,646
Imaging & Sensing Solutions	21,689	12,731
Financial Services	139,208	54,514
All Other	2,865	2,475

Total	381,720	263,877
Corporate and elimination	(16,855)	(10,835)

Consolidated operating income	364,865	253,042

Financial income	14,382	31,912
Financial expenses	(29,969)	(8,920)

Consolidated income before income taxes	349,278	276,034

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Other significant items:

	Yen in millions
	Three months ended June 30
	2022	2023
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	(22)	473
Music	555	668
Pictures	157	228
Entertainment, Technology & Services	293	107
Imaging & Sensing Solutions	(231)	(117)
Financial Services	-	-
All Other	4,525	3,281

Consolidated total	5,277	4,640

	Yen in millions
	Three months ended June 30
	2022 Restated	2023
Depreciation and amortization:
Game & Network Services	17,454	27,320
Music	15,681	17,351
Pictures	131,401	113,539
Entertainment, Technology & Services	23,360	25,219
Imaging & Sensing Solutions	45,632	57,282
Financial Services	6,377	6,915
All Other	1,045	1,169

Total	240,950	248,795
Corporate and elimination	4,521	2,972

Consolidated total	245,471	251,767

Sales to customers by product category:

The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
	2022 Restated	2023
Sales and financial services revenue:
Game & Network Services
Digital Software and Add-on Content	285,845	365,346
Network Services	106,523	124,499
Hardware and Others	196,093	265,158

Total	588,461	755,003

Music
Recorded Music – Streaming	139,111	164,887
Recorded Music – Others	60,456	72,885
Music Publishing	63,057	75,139
Visual Media and Platform	42,729	42,845

Total	305,353	355,756

Pictures
Motion Pictures	123,125	125,504
Television Productions	139,161	104,231
Media Networks	78,961	90,443

Total	341,247	320,178

Entertainment, Technology & Services
Televisions	141,793	135,982
Audio and Video	91,060	89,149
Still and Video Cameras	139,703	161,874
Mobile Communications	99,030	87,362
Other	72,320	88,925

Total	543,906	563,292

Imaging & Sensing Solutions	219,223	270,476
Financial Services	213,723	679,109
All Other	15,557	16,402
Corporate	2,290	3,436

Consolidated total	2,229,760	2,963,652

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and DTC streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Geographic Information:

Sales and financial services revenue attributed to countries and areas based on location of external customers for the three months ended June 30, 2022 and 2023 are as follows:

	Yen in millions
	Three months ended June 30
	2022 Restated	2023
Sales and financial services revenue:
Japan	472,460	978,776
United States	707,635	750,978
Europe	413,293	507,608
China	195,320	237,422
Asia-Pacific	279,003	297,175
Other Areas	162,049	191,693

Total	2,229,760	2,963,652

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Spain and Italy
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East / Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and financial services revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales or financial services revenue with any single major external customer for the three months ended June 30, 2022 and 2023.

5.	Financial instruments

(1)	Financial instruments measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Debt instruments and equity instruments

Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or discounted cash flows and mainly classified in Level 2 of the fair value hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis and the discounted cash flow method. The price book-value ratio and price earnings ratio of comparable companies, as well as cost of capital and EBITDA multiples for the terminal value used in the discounted cash flow method, are primarily used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as the price book-value ratio and price earnings ratio of comparable companies rise (decline). In addition, the fair value increases (decreases), as the cost of capital declines (rises) and EBITDA multiples rise (decline), both of which are used in the discounted cash flow method. Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or discounted cash flows. For validating the fair values of Level 3 financial instruments, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters, meaning parameters that are actively quoted and can be validated to external sources, including pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. For derivative products that have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract valuation models employing market observable inputs, such as spot currency rates and time value. These derivatives are classified within Level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2023 and June 30, 2023 is as follows:

	Yen in millions
	March 31, 2023 (Restated)
					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	422,739	-	422,739	-	-	422,739	-
Japanese local government bonds	-	600	-	600	-	-	600	-
Japanese corporate bonds	-	16,872	38	16,910	-	-	16,872	38
Foreign government bonds	30,100	173,393	-	203,493	-	-	203,493	-
Foreign corporate bonds	-	5,515	3,377	8,892	-	-	5,515	3,377
Securitized products	-	-	-	-	-	-	-	-
Investment funds	-	367,193	60,796	427,989	-	-	410,499	17,490
Equity securities	2,236,646	5,217	6,789	2,248,652	-	-	2,123,062	125,590
Derivative assets
Interest rate contracts	-	43,844	-	43,844	-	438	-	43,406
Foreign exchange contracts	-	21,318	-	21,318	-	19,978	-	1,340
Equity contracts	290	-	4,692	4,982	-	4,982	-	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	1,285,920	-	1,285,920	1,001	-	1,284,919	-
Japanese local government bonds	-	16,038	-	16,038	2,010	-	14,028	-
Japanese corporate bonds	-	3,315	-	3,315	-	-	3,315	-
Foreign government bonds	-	35,895	-	35,895	-	-	35,895	-
Foreign corporate bonds	-	141,857	3,541	145,398	21,227	-	124,171	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	7,901,817	-	7,901,817	-	-	7,901,817	-
Japanese local government bonds	-	45,458	-	45,458	1,369	-	44,089	-
Japanese corporate bonds	-	739,541	171,622	911,163	7,016	-	904,147	-
Foreign government bonds	-	1,145,709	-	1,145,709	-	-	1,145,584	125
Foreign corporate bonds	-	307,717	24,672	332,389	46,367	-	286,022	-
Securitized products	-	29,697	40,591	70,288	-	-	70,288	-
Financial assets designated to be measured at FVOCI
Equity securities	103,270	-	324,028	427,298	-	-	5,453	421,845

Total assets	2,370,306	12,709,655	640,146	15,720,107	78,990	25,398	15,002,508	613,211

					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	5,656	-	5,656	427	5,229
Foreign exchange contracts	-	19,876	-	19,876	18,679	1,197
Equity contracts	3,321	5,270	-	8,591	8,591	-
Contingent consideration	-	-	51,512	51,512	14,790	36,722
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	47,326	47,326	-	47,326

Total liabilities	3,321	30,802	98,838	132,961	42,487	90,474

	Yen in millions
	June 30, 2023
					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	418,512	-	418,512	-	-	418,512	-
Japanese local government bonds	-	600	-	600	-	-	600	-
Japanese corporate bonds	-	19,212	18	19,230	-	-	19,212	18
Foreign government bonds	32,240	188,870	-	221,110	-	-	221,110	-
Foreign corporate bonds	-	7,336	3,391	10,727	-	-	7,336	3,391
Investment funds	-	419,715	65,291	485,006	-	-	466,320	18,686
Equity securities	2,660,108	6,904	8,006	2,675,018	-	398	2,514,023	160,597
Derivative assets
Interest rate contracts	-	53,504	-	53,504	-	950	-	52,554
Foreign exchange contracts	-	24,959	-	24,959	-	22,903	-	2,056
Equity contracts	-	-	5,101	5,101	-	5,101	-	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	1,263,484	-	1,263,484	2,804	-	1,260,680	-
Japanese local government bonds	-	16,019	-	16,019	5,226	-	10,793	-
Japanese corporate bonds	-	3,312	-	3,312	-	-	3,312	-
Foreign government bonds	-	37,205	-	37,205	6,886	-	30,319	-
Foreign corporate bonds	-	164,357	5,558	169,915	30,314	-	139,601	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	7,650,551	-	7,650,551	-	-	7,650,551	-
Japanese local government bonds	-	52,728	-	52,728	1,272	-	51,456	-
Japanese corporate bonds	-	763,729	168,309	932,038	5,755	-	926,283	-
Foreign government bonds	-	1,202,265	-	1,202,265	-	-	1,202,130	135
Foreign corporate bonds	-	333,087	26,311	359,398	47,711	-	311,687	-
Securitized products	-	36,377	38,582	74,959	-	-	74,959	-
Financial assets designated to be measured at FVOCI
Equity securities	93,539	-	353,644	447,183	-	72,430	5,681	369,072

Total assets	2,785,887	12,662,726	674,211	16,122,824	99,968	101,782	15,314,565	606,509

					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	4,932	-	4,932	346	4,586
Foreign exchange contracts	-	52,094	-	52,094	49,712	2,382
Equity contracts	5,223	5,984	-	11,207	11,207	-
Contingent consideration	-	-	51,683	51,683	12,381	39,302
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	51,983	51,983	543	51,440

Total liabilities	5,223	63,010	103,666	171,899	74,189	97,710

Transfers of debt securities from Level 2 to Level 1 were 2,704 million yen and 308 million yen for the fiscal year ended March 31, 2023 and for the three months ended June 30, 2023, respectively, as quoted prices in active markets for certain debt securities became available. Transfers of debt securities from Level 1 to Level 2 were 1,982 million yen and 1,157 million yen for the fiscal year ended March 31, 2023 and for the three months ended June 30, 2023, respectively, as quoted prices in active markets for debt securities were not available.

Transfers of equity securities from Level 2 to Level 1 were 24,958 million yen for the fiscal year ended March 31, 2023 as quoted prices in active markets for certain equity securities became available. There were no transfers of equity securities from Level 2 to Level 1 for the three months ended June 30, 2023.

Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The pre-tax revaluation gains (losses) of the Spotify shares owned by Sony recognized in net income are included in financial income (expenses) in the condensed consolidated statements of income, net of costs to be paid to Sony’s artists and distributed labels.

The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2023	June 30, 2023
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread *	34bp-63bp	35bp-66bp
Foreign corporate bonds			10bp	-
Securitized products			150bp-190bp	110bp-190bp

* bp = basis point

The decrease (increase) in fair value is the result of a rise (decline) in credit spreads.

For the above assets classified as Level 3, the fair value would not change significantly, even if one or more of the significant unobservable inputs are changed to reflect reasonably possible alternative assumptions.

The changes in fair value of Level 3 assets and liabilities for the three months ended June 30, 2022 and 2023 are as follows:

	Yen in millions
	Three months ended June 30, 2022
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *4	Other	Ending balance

Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	18	-	-	20	-	-	-	-	38
Foreign corporate bonds	117	49	-	791	(70)	-	-	-	887
Securitized products	3,713	-	-	-	(3,713)	-	-	-	-
Investment funds	48,520	3,272	554	7,162	(639)	-	-	-	58,869
Equity securities	3,217	(7)	-	1,499	-	-	-	-	4,709
Derivative assets
Equity contracts	4,024	(120)	464	-	-	-	-	-	4,368
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	3,625	35	-	-	-	-	-	-	3,660
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	154,245	-	(19,984)	20,592	-	-	-	-	154,853
Foreign corporate bonds	20,837	608	6	8,000	(5,654)	-	-	-	23,797
Securitized products	39,859	186	(54)	4,129	(3,506)	-	-	-	40,614
Financial assets designated to be measured at FVOCI
Equity securities	205,509	-	22,311	131,237	-	-	(500)	(8)	358,549
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	21,552	84	2,136	303	(33)	-	-	(259)	23,783
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	34,995	(416)	4,167	9,395	(2,737)	-	-	-	45,404

	Yen in millions
	Three months ended June 30, 2023
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *4	Other	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	38	-	-	-	-	-	-	(20)	18
Foreign corporate bonds	3,377	220	-	12	-	-	-	(218)	3,391
Investment funds	60,796	2,860	467	3,028	(1,860)	-	-	-	65,291
Equity securities	6,789	439	1	777	-	-	-	-	8,006
Derivative assets
Equity contracts	4,692	-	409	-	-	-	-	-	5,101
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	3,541	277	-	1,740	-	-	-	-	5,558
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	171,622	2	(3,315)	-	-	-	-	-	168,309
Foreign corporate bonds	24,672	538	(16)	7,964	(5,360)	-	(1,487)	-	26,311
Securitized products	40,591	1,162	9	4,759	(4,371)	-	(3,568)	-	38,582
Financial assets designated to be measured at FVOCI
Equity securities	324,028	-	29,049	2,153	(1,606)	-	-	20	353,644
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	51,512	(18)	4,243	932	(4,846)	-	-	(140)	51,683
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	47,326	238	3,235	1,306	(514)	-	-	392	51,983

*1	For liability items, gains are presented as negative and losses are presented as positive.
*2

Gains (losses) recognized in net income are included in financial services revenue, other operating (income) expense, net, financial income and financial expenses in the condensed consolidated statements of income.

*3

Gains (losses) recognized in other comprehensive income are included in changes in equity instruments measured at fair value through other comprehensive income, changes in debt instruments measured at fair value through other comprehensive income and exchange differences on translating foreign operations in the condensed consolidated statements of comprehensive income.

*4	Certain financial assets were transferred from Level 3 because observable market data became available.

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of June 30, 2022 and 2023 are as follows:

	Yen in millions
	Three months ended June 30
	2022	2023
Assets:
Financial assets required to be measured at FVPL
Debt securities
Foreign corporate bonds	49	220
Investment funds	3,262	2,882
Equity securities	(7)	439
Derivative assets
Equity contracts	(120)	-
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	35	277
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	-	2
Foreign corporate bonds	608	538
Securitized products	186	1,162
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	(84)	18
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	416	(238)

Gains (losses) recognized in net income are included in financial services revenue, other operating (income) expense, net, financial income and financial expenses in the condensed consolidated statements of income.

(2)	Financial instruments measured at amortized cost

The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2023 and June 30, 2023 are summarized as follows:

	Yen in millions
	March 31, 2023 (Restated)
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Foreign corporate bonds	-	4,814	-	4,814	4,796
Securitized products	-	-	324,153	324,153	331,354
Other	-	41	1,173	1,214	1,224
Housing loans in the banking business	-	-	3,184,060	3,184,060	3,129,393

Total assets	-	4,855	3,509,386	3,514,241	3,466,767

Liabilities:
Long-term debt including the current portion	-	1,343,077	67,844	1,410,921	1,423,392
Investment contract liabilities	-	55,523	-	55,523	55,779

Total liabilities	-	1,398,600	67,844	1,466,444	1,479,171

	Yen in millions
	June 30, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Foreign corporate bonds	-	3,281	-	3,281	3,262
Securitized products	-	-	347,789	347,789	353,651
Other	-	41	1,236	1,277	1,276
Housing loans in the banking business	-	-	3,271,665	3,271,665	3,235,606

Total assets	-	3,322	3,620,690	3,624,012	3,593,795

Liabilities:
Long-term debt including the current portion	-	1,361,570	68,861	1,430,431	1,443,688
Investment contract liabilities	-	57,736	-	57,736	57,943

Total liabilities	-	1,419,306	68,861	1,488,167	1,501,631

The table above does not include financial instruments measured at amortized cost whose carrying amounts approximate their fair values mainly due to their short-term nature.

The fair values of long-term debt, including the current portion classified as Level 2, were estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.

The fair values of investment contract liabilities classified as Level 2 were determined by using the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

Financial instruments classified as Level 3 mainly include housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony uses the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

6.	Insurance contracts in the Financial Services segment

(1)	Changes in liabilities for remaining coverage and liabilities for incurred claims

The tables below show the changes in liabilities for remaining coverage and liabilities for incurred claims for the three months ended June 30, 2022 and 2023.

	Yen in millions
	Liabilities for remaining coverage		Liabilities for incurred claims *4	Total
	Excluding loss component	Loss component
Balance as of April 1, 2022
Insurance contract assets *1	(84,000)	-	28,670	(55,330)
Insurance contract liabilities *2*3	13,004,073	53,820	126,778	13,184,671

Net carrying amounts	12,920,073	53,820	155,448	13,129,341

Insurance revenue	(135,570)	-	-	(135,570)
Insurance service expenses	26,504	(1,560)	64,562	89,506

Insurance service result	(109,066)	(1,560)	64,562	(46,064)
Insurance finance expenses (income)	(744,404)	2,365	83	(741,956)

Total amounts recognized in comprehensive income	(853,470)	805	64,645	(788,020)
Investment component excluded from insurance revenue and insurance service expenses	(188,738)	-	188,738	-
Cash flows	342,803	-	(249,365)	93,438
Other	(174)	74	94	(6)

Balance as of June 30, 2022
Insurance contract assets *1	(93,982)	-	29,061	(64,921)
Insurance contract liabilities *2*3	12,314,476	54,699	130,499	12,499,674

Net carrying amounts	12,220,494	54,699	159,560	12,434,753

	Yen in millions
	Liabilities for remaining coverage		Liabilities for incurred claims *4	Total
	Excluding loss component	Loss component
Balance as of April 1, 2023
Insurance contract assets *1	(93,283)	-	32,532	(60,751)
Insurance contract liabilities *2*3	12,331,738	51,840	126,452	12,510,030

Net carrying amounts	12,238,455	51,840	158,984	12,449,279

Insurance revenue	(142,750)	-	-	(142,750)
Insurance service expenses	29,201	360	67,805	97,366

Insurance service result	(113,549)	360	67,805	(45,384)
Insurance finance expenses (income)	458,813	1,813	230	460,856

Total amounts recognized in comprehensive income	345,264	2,173	68,035	415,472
Investment component excluded from insurance revenue and insurance service expenses	(193,974)	-	193,974	-
Cash flows	374,345	-	(255,569)	118,776
Other	(17)	(40)	(955)	(1,012)

Balance as of June 30, 2023
Insurance contract assets *1	(91,382)	-	32,050	(59,332)
Insurance contract liabilities *2*3	12,855,455	53,973	132,419	13,041,847

Net carrying amounts	12,764,073	53,973	164,469	12,982,515

*1	Insurance contract assets are included in other current assets or other non-current assets in the condensed consolidated statements of financial position.
*2	The current portion of insurance contract liabilities is included in other current liabilities in the condensed consolidated statements of financial position.
*3

As of April 1, 2022, June 30, 2022, April 1, 2023 and June 30, 2023, the carrying amount of the current portion of insurance contract liabilities was 141,796 million yen, 148,236 million yen, 145,057 million yen and 153,612 million yen, respectively, and the carrying amount of the non-current portion of insurance contract liabilities was 13,042,875 million yen, 12,351,438 million yen, 12,364,973 million yen and 12,888,235 million yen, respectively.

*4

Risk adjustment for non-financial risk of insurance contracts measured under the PAA is not presented separately from the estimates of the present value of future cash flows but included in liabilities for incurred claims, since the amount is not considered material.

(2)	Supplemental insurance contracts information

The principal information related to insurance contracts as of March 31, 2023 is as follows:

Significant judgments and estimates for insurance contracts

i)	Measurement methods and inputs for insurance contracts

The methods and main inputs used to measure insurance contracts are as follows:

As of March 31, 2023
Weighted average (%)
Mortality rates	1.03%
Lapse and surrender rates	3.15%

Sony estimates the mortality and morbidity rates based on the most recent actual outcomes and analyzes the historical experience and trends in data using statistical methods. When estimating the mortality and morbidity rates for each group of insurance contracts, Sony takes into account the characteristics of policyholders including gender, health conditions and smoking habits and the characteristics of the group of insurance contracts such as the selective effects over time. The estimates are revised in a timely manner to reflect changes in lifestyle, as well as changes in social conditions such as improvement of mortality and morbidity rates in the future.

Sony estimates the lapse and surrender rates based on the most recent actual outcomes and determines the probability-weighted lapse and surrender rates for each group of insurance contracts by analyzing historical experience and trends in data using statistical methods. Lapse and surrender rates are estimated, taking into account both ordinary and dynamic lapses, and reflect the tendency to higher surrender rates when the yield on contracts increases or exceeds the guaranteed minimum for certain insurance contracts. In determining the lapse and surrender rates, historical actual data is considered. If there is no or little historical actual data, the actual results of similar products as well as domestic and overseas practical trends are used as reference.

Sony projects estimates of future expenses based on the current expense levels. The expenses comprise expenses directly attributable to the group of insurance contracts, including the allocation of fixed and variable overhead expenses. In addition, Sony applies inflation adjustments to the estimated expenses in future.

ii)	Discretionary participation features of future cash flows

For certain participating insurance contracts other than direct participating contracts, the effect of discretionary changes on the fulfillment cash flows is adjusted in the contractual service margin. Although Sony has discretionary participation features related to the investment policy for these contracts, the investment policy is established based on the market conditions. Therefore, the effect of changes in assumptions that relate to financial risk on the investment policy is included in insurance finance income or expenses. In addition, since the dividend policy can be changed at Sony’s discretion, the effect of changes in the dividend policy on the fulfillment cash flows is adjusted in the contractual service margin.

iii)	Risk adjustments for non-financial risk

Risk adjustments for non-financial risk are determined to reflect the compensation that each insurance subsidiary would require for bearing non-financial risk, and are allocated to groups of insurance contracts based on an analysis of the risk profiles of the groups. Risk adjustments for non-financial risk reflect the diversification benefits, in a way that is consistent with the compensation that the insurance company would require and that reflects its degree of risk aversion.

The risk adjustments for non-financial risk are determined mainly using a cost of capital technique. In applying a cost of capital technique, Sony determines the risk adjustment for non-financial risk by applying a cost-of-capital rate to the amount of capital required for each future reporting date and discounting the result using risk-free rates adjusted for illiquidity. The required capital is determined by estimating the probability distribution of the present value of future cash flows from insurance contracts at each future reporting date and calculating the capital that Sony would require to meet its contractual obligations to pay claims and expenses at a 99.5% confidence level for one year. The cost-of-capital rate represents the additional reward that investors require for exposure to the non-financial risk. The weighted average cost of capital of Sony for the fiscal year ended March 31, 2023 was 3.0%.

In addition, the risk adjustments determined by applying a cost of capital technique for the fiscal year ended March 31, 2023 correspond to the confidence level of 86.0% (time horizon: the life of the insurance contracts).

iv)	Discount rates

All cash flows are discounted using risk-free yield curves adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts. Sony determines the risk-free yield curves using the yields on government bonds. The yield curve is determined by incorporating long-term real interest rate and inflation expectations. Regarding extrapolation for the periods in which market data is not available, a method using an ultimate forward rate is applied. Specifically, Sony uses an ultimate forward rate of 3.5% and starts extrapolation in the 40th year (or the 30th year for U.S. dollar). The forward rates for the 41st year (or the 31st year for U.S. dollar) and onwards are extrapolated so that they will converge to the level of the ultimate forward rate in 30 years, using the Smith-Wilson method. To reflect the liquidity characteristics of the insurance contracts, the risk-free yield curves are adjusted by an illiquidity premium. Illiquidity premiums are determined by setting up a reference portfolio of Sony’s assets.

The table below sets out the yield curves used to discount the cash flows of insurance contracts for major currencies (converted at the spot rate).

	As of March 31, 2023
	Yield curve (%)
Term	JPY	USD
1 year	(0.10)%	4.73%
5 years	0.11%	3.65%
10 years	0.40%	3.54%
20 years	1.10%	4.00%
30 years	1.36%	3.71%
40 years	1.50%	3.54%

v)	Investment components

Sony identifies the investment component of an insurance contract by determining the amount that it is required to repay to the policyholder in all circumstances, regardless of whether an insured event occurs or not. These include circumstances in which an insured event occurs, or the contract matures or is terminated without an insured event occurring. Investment components are excluded from insurance revenue and insurance service expenses.

vi)	Determination of coverage units

The amount of the CSM of a group of insurance contracts that is recognized as insurance revenue in each period is determined by identifying the coverage units in the group and recognizing in profit or loss the amount of the CSM allocated to the coverage units provided during the current period. The number of coverage units is determined by considering for each contract the quantity of benefits provided and its expected coverage period. Specifically, Sony determines the quantity of benefits based on:

-	the death benefit amount in the case of contracts for which the death benefit amount increases or decreases based on the period (e.g., whole life, term life and variable life insurance contracts);

-	the premium amount proportionate to the insurance period in the case of contracts whose host contract and riders have different coverage types (e.g., disease and health insurance contracts); and

-	the cash surrender value (or the premium reserve during the annuity payment period) in the case of annuity contracts with investment-related services (e.g., individual variable annuity contracts).

Sony considers the characteristics of insurance contracts and aggregates quantities of benefits related to insurance coverage, investment-return services and investment-related services when determining the relative weighting of the benefits provided to the policyholder by these services.

Timing of when the CSM is expected to be recognized in profit or loss

The table below shows when Sony expects to recognize the CSM in profit or loss for insurance contracts not measured under the PAA as of March 31, 2023.

	Yen in millions
	Within 1 year	More than 1 year, within 2 years	More than 2 years, within 3 years	More than 3 years, within 4 years	More than 4 years, within 5 years	More than 5 years, within 10 years	More than 10 years	Total
Contractual service margin	120,412	112,562	105,060	97,082	89,903	367,009	1,160,589	2,052,617

Disclosure of transition to IFRS 17

Upon transition to IFRS 17 as of April 1, 2022, Sony determined that it would be impracticable to apply the full retrospective approach to certain groups of insurance contracts, as the necessary information was unavailable due to restrictions of contract data and systems in the past or it was impossible to recreate past estimation without the use of hindsight. Sony has applied alternative transition methods (the modified retrospective approach or the fair value approach) to groups of insurance contracts for which the full retrospective approach is impracticable as of the date of the transition.

Sony has applied the following approaches on transition to IFRS 17:

Year of issue (fiscal year)	Transition approach

2015 and thereafter	For all groups of insurance contracts: Full retrospective approach

1993 – 2014	For groups of insurance contracts with direct participation features and certain groups of insurance contracts without direct participation features: Fair value approach
For other groups of insurance contracts: Modified retrospective approach

In and before 1992	For all groups of insurance contracts: Fair value approach

Modified retrospective approach

The objective of the modified retrospective approach was to achieve the closest outcome to retrospective application possible using reasonable and supportable information available without undue cost or effort. Sony has applied each of the following modifications only to the extent that it did not have reasonable and supportable information to apply IFRS 17 retrospectively.

Sony has applied the following modifications to certain groups of insurance contracts:

-

for groups of contracts issued, initiated or acquired from April 1, 1993 to March 31, 2015, the future cash flows on initial recognition were estimated by adjusting the amount as of April 1, 2015, which can be determined retrospectively, for the cash flows that were known to have occurred before that date;

-

for groups of contracts issued, initiated or acquired from April 1, 1993 to March 31, 2013, the illiquidity premiums applied to the observable risk-free yield curves on initial recognition were estimated by determining an average spread between the observable risk-free yield curves and the discount rates, which can be determined retrospectively, for the period from April 1, 2013 to March 31, 2022. The amount of insurance finance income or expenses recognized in accumulated other comprehensive income as of April 1, 2022 was calculated by using this discount rate; and

-	the risk adjustment for non-financial risk on initial recognition was determined by adjusting the amount as of April 1, 2022 for the expected release of risk before that date.

After applying such modifications to fulfillment cash flows, the CSM (or the loss component) on initial recognition was determined as follows:

-

the amount of the CSM recognized as profit or loss before April 1, 2022 was determined by comparing the remaining coverage units as of April 1, 2022 and the coverage units provided based on groups of insurance contracts before that date; and

-

the amount allocated to the loss component before April 1, 2022 was determined using the proportion of the loss component relative to the total estimate of the present value of the future cash outflows plus the risk adjustment for non-financial risk on initial recognition.

Fair value approach

Under the fair value approach, the CSM (or the loss component) as of April 1, 2022 was determined as the difference between the fair value of a group of insurance contracts and the fulfillment cash flows at that date.

For all insurance contracts measured under the fair value approach, Sony used reasonable and supportable information available as of April 1, 2022 to determine the following matters:

-	how to identify groups of contracts;

-	whether a contract meets the definition of an insurance contract with direct participation features; and

-	how to identify discretionary cash flows for contracts without direct participation features.

For groups of contracts measured under the fair value approach, the discount rates on initial recognition were determined as of April 1, 2022 instead of at the date of initial recognition.

For all insurance contracts measured under the fair value approach, the amount of insurance finance income or expenses recognized in accumulated other comprehensive income as of April 1, 2022 was determined to be zero.

The effects of transition to IFRS 17 on Sony’s consolidated financial statements are as follows:

(i)	CSM by transition approach

Upon transition to IFRS 17, Sony applied either the modified retrospective approach or the fair value approach for groups of insurance contracts where it was impracticable to apply IFRS 17 retrospectively. The balances of CSM by transition approach as of March 31, 2023 are as follows:

Yen in millions
March 31, 2023
Contracts under the modified retrospective transition approach	864,530
Contracts under the fair value transition approach	58,008
New contracts and contracts measured under the full retrospective approach at transition	1,130,079

Total	2,052,617

(ii)	Redesignation of financial assets at the initial application of IFRS 17

At the initial application of IFRS 17, Sony redesignated the measurement method of certain financial assets in order to mitigate accounting mismatches arising from the assets and liabilities in the insurance business. Mainly in the life insurance business, Sony mitigates accounting mismatches by designating certain debt securities to be measured at FVPL, consistent with insurance finance income or expenses incurred from certain variable life insurance and individual variable annuity contracts.

Sony applied IFRS 9 before its initial application of IFRS 17 and redesignated the financial assets based on the facts and circumstances existing at the date of the initial application of IFRS 17 (April 1, 2023). For financial assets derecognized in the period from the date of transition to IFRS 17 (April 1, 2022) to the date of the initial application of IFRS 17, Sony applied the classification overlay approach and accounted for them based on the measurement method after redesignation. The table below shows the measurement method and carrying amounts of the financial assets affected by such redesignation before and after the application of IFRS 17 as of April 1, 2023.

	Yen in millions
	April 1, 2023
	Before initial application	After initial application
	Carrying amount	Carrying amount
Debt securities
Financial assets redesignated to be measured at FVPL*1
Japanese national / local government bonds and corporate bonds	1,277,090	1,277,090
Foreign national / local government bonds and corporate bonds	20,570	20,570
Financial assets redesignated to be measured at FVOCI*2
Japanese national / local government bonds and corporate bonds	84,651	88,497

*1	These financial assets were measured at FVOCI before applying IFRS 17.
*2	These financial assets were measured at amortized cost before applying IFRS 17.

7.	Stockholders’ equity

Supplemental comprehensive income information

Changes in accumulated other comprehensive income, net of tax, by component for the three months ended June 30, 2022 and 2023 are as follows:

	Yen in millions
	Balance at April 1, 2022	Cumulative effects of the application of new accounting standards	Restated balance at April 1, 2022	Restated other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Restated balance at June 30, 2022
Changes in equity instruments measured at fair value through other comprehensive income	27,412	-	27,412	(2,118)	-	25,294
Changes in debt instruments measured at fair value through other comprehensive income	847,833	11,204	859,037	(571,849)	-	287,188
Cash flow hedges	6,034	-	6,034	(1,117)	-	4,917
Remeasurement of defined benefit pension plans	-	-	-	116	(116)	-
Exchange differences on translating foreign operations	337,678	-	337,678	243,894	-	581,572
Insurance finance income (expenses)	511	(1,911,861)	(1,911,350)	506,715	-	(1,404,635)
Share of other comprehensive income of investments accounted for using the equity method	2,864	-	2,864	2,887	-	5,751
Other	-	336	336	(76)	-	260

Total	1,222,332	(1,900,321)	(677,989)	178,452	(116)	(499,653)

	Yen in millions
	Balance at April 1, 2023	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at June 30, 2023
Changes in equity instruments measured at fair value through other comprehensive income	(9,152)	(6,917)	(1,577)	(17,646)
Changes in debt instruments measured at fair value through other comprehensive income	39,845	(72,542)	-	(32,697)
Cash flow hedges	18,413	(2,230)	-	16,183
Remeasurement of defined benefit pension plans	-	(425)	425	-
Exchange differences on translating foreign operations	513,203	284,137	-	797,340
Insurance finance income (expenses)	(1,183,634)	20,517	-	(1,163,117)
Share of other comprehensive income of investments accounted for using the equity method	6,563	3,289	-	9,852
Other	192	54	-	246

Total	(614,570)	225,883	(1,152)	(389,839)

8.	Revenue

For the breakdown of sales and financial services revenue by segments, product categories and geographies, refer to Note 4.

9.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the three months ended June 30, 2022 and 2023 is as follows:

	Yen in millions
	Three months ended June 30
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	261,094	217,545
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	31	-

Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	261,125	217,545

	Thousands of shares
	Three months ended June 30
	2022 Restated	2023
Weighted-average shares outstanding for basic EPS computation	1,236,489	1,234,242
Effect of dilutive securities:
Stock options and other	4,005	4,121
Zero coupon convertible bonds	4,992	-

Weighted-average shares for diluted EPS computation	1,245,486	1,238,363

	Yen
	Three months ended June 30
	2022 Restated	2023
Basic EPS	211.16	176.26

Diluted EPS	209.66	175.67

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended June 30, 2022 and 2023 were 6,759 thousand shares and 7,072 thousand shares, respectively, which consisted of stock options.

10.	Purchase commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of March 31, 2023 and June 30, 2023, the total unused portion of the lines of credit extended under these contracts was 35,831 million yen and 33,553 million yen, respectively.

(2)	Purchase commitments

Purchase commitments as of March 31, 2023 and June 30, 2023 amounted to 1,084,774 million yen and 1,100,887 million yen, respectively. The amount of these purchase commitments covers the purchase consideration for property, plant and equipment, intangible assets, other goods and other services. The major components of these purchase commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within four years from the end of each period. As of March 31, 2023 and June 30, 2023, these subsidiaries were committed to make payments under such contracts of 125,098 million yen and 106,460 million yen, respectively.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within five years from the end of each period. As of March 31, 2023 and June 30, 2023, these subsidiaries were committed to make payments of 193,576 million yen and 241,524 million yen, respectively, under such contracts.

Certain subsidiaries in the G&NS segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within six years from the end of each period. As of March 31, 2023 and June 30, 2023, these subsidiaries were committed to make payments of 31,298 million yen and 31,281 million yen, respectively, under such contracts.

In addition to the above, Sony has entered into purchase contracts for property, plant and equipment and intangible assets. As of March 31, 2023 and June 30, 2023, Sony has committed to make payments of 292,608 million yen and 306,366 million yen, respectively, under such contracts.

Sony has entered into purchase contracts for materials. As of March 31, 2023 and June 30, 2023, Sony has committed to make payments of 288,260 million yen and 277,110 million yen, respectively, under such contracts.

(3)	Litigation

Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2023 and June 30, 2023 amounted to 458 million yen and 515 million yen, respectively.

(2) Other Information

i) Dividends declared

A year-end cash dividend for Sony Group Corporation’s common stock was approved at the Board of Directors meeting held on April 28, 2023 as below:

1. Total amount of year-end cash dividends:

49,380 million yen

2. Amount of year-end cash dividends per share:

40.00 yen

3. Payment date:

June 5, 2023

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders as of the end of March 31, 2023.

ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 10. Purchase commitments, contingent liabilities and other”.